SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Gogo Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

38046C109

(CUSIP Number)

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Attention: Jeffrey S. Wright

(312) 382-2200

COPY TO:

Eli Hunt

Ryan Bekkerus

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 38046C109

1	NAMES OF REPORTING PERSONS Silver (Equity) Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,674,482
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,674,482

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,674,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 86,395,670 shares of Common Stock (as defined below) outstanding as of March 4, 2021, as disclosed by the Issuer (as defined below) in the Annual Report on Form 10-K filed on March 11, 2021.

CUSIP NO. 38046C109

1	NAMES OF REPORTING PERSONS GTCR Partners XII/A&C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,674,482
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,674,482

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,674,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 86,395,670 shares of Common Stock (as defined below) outstanding as of March 4, 2021, as disclosed by the Issuer (as defined below) in the Annual Report on Form 10-K filed on March 11, 2021.

CUSIP NO. 38046C109

1	NAMES OF REPORTING PERSONS GTCR Investment XII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,674,482
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,674,482

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,674,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 86,395,670 shares of Common Stock (as defined below) outstanding as of March 4, 2021, as disclosed by the Issuer (as defined below) in the Annual Report on Form 10-K filed on March 11, 2021.

This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 14, 2020 (as so amended, the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Gogo Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule I attached hereto.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

On March 30, 2021, Mark Anderson, an employee of GTCR LLC, an affiliate of the Reporting Persons, was appointed to the board of directors of the Issuer (the “Board”) as a Class III director. In such capacity, Mr. Anderson may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(b) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

(a) The following information is as of the date hereof and is based on 86,395,670 shares of Common Stock outstanding as of March 4, 2021, as disclosed by the Issuer in the Annual Report on Form 10-K filed on March 11, 2021.

Silver Equity directly beneficially owns 12,674,482 shares of Common Stock, or approximately 14.7% of the Common Stock outstanding as of the date of this Schedule 13D.

Partners XII/A&C, solely in its capacity as the sole general partner of Silver Equity, may be deemed to possess indirect beneficial ownership of the 12,674,482 shares of Common Stock directly owned by Silver Equity, or approximately 14.7% of the Common Stock outstanding as of the date of this Schedule 13D. The filing of this Schedule 13D by Partners XII/A&C shall not be construed as an admission that Partners XII/A&C is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of such shares.

Investment XII, solely in its capacity as the sole general partner of Partners XII/A&C, may be deemed to possess indirect beneficial ownership of the 12,674,482 shares of Common Stock directly owned by Silver Equity, or approximately 14.7% of the Common Stock outstanding as of the date of this Schedule 13D. The filing of this Schedule 13D by Investment XII shall not be construed as an admission that Investment XII is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

(b) For each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

On March 31, 2021, the Issuer and an affiliate of funds managed by GTCR LLC (“GTCR”), entered into an exchange agreement (the “Exchange Agreement”), which is attached hereto as Exhibit 6, pursuant to which GTCR agreed to exchange $105,726,000 aggregate principal amount of the Issuer’s 6.00% Convertible Senior Notes due 2022 (the “Convertible Notes”) beneficially owned by GTCR for 19,064,529 shares of Common Stock (the “Exchange Shares”) (such transaction, the “Exchange”). The Exchange is expected to close on or about April 2, 2021, subject to the satisfaction of the closing conditions set forth in the Exchange Agreement, including, among others, (i) the absence of any statute, law, rule, regulation, judgment, order, decree or injunction which prohibits or prevents the closing of the Exchange, (ii) one director designated by GTCR having been appointed to, and remaining a member of, the Board, (iii) the representations and warranties of the parties to the Exchange Agreement continue to be true and correct in all but de minimis respects, (iv) the assignment to the Issuer certain specified corporate debt ratings, and (v) that a certain debt commitment letter, dated as of March 31, 2021, entered into by the Issuer with Morgan Stanley Senior Funding, Inc., Credit Suisse AG, Cayman Islands Branch and Deutsche Bank AG New York Branch has not been terminated, modified or amended.

Pursuant to the terms of the Exchange Agreement, following the closing of the Exchange, GTCR will have the ongoing right to designate one director for election to the Board and to have one Board observer attend meetings of the Board, each for so long as GTCR owns at least 40% of the shares of Common Stock held by affiliates of GTCR, including the Reporting Persons, immediately following consummation of the transactions contemplated by the Exchange Agreement (the “Board Fall-Away Date”). In the event the director designated by GTCR is not elected at any meeting of the Issuer’s stockholders at which such director election is subject to a shareholder vote, the Board will take all actions necessary or appropriate to cause such board designee to be designated to and serve as a director on the Board, including by filling a vacancy, or increasing the number of directorships of the Board to create a vacancy that the Board will fill, with a GTCR designated nominee, provided that the Issuer has no obligation to appoint a particular designee if such individual has previously been nominated for election, but was not elected as a director at any meeting of the Issuer’s stockholders. Upon the Board Fall-Away Date, GTCR’s director designee would be required to tender his resignation from the Board, which resignation would be contingent upon the Board’s acceptance. Following such time as GTCR no longer has the right to have a director designee serve on the Board, it would no longer be entitled to a Board observer.

Upon closing of the Exchange, GTCR and the Issuer will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which GTCR and its permitted transferees will be afforded customary demand and piggyback registration rights with respect to the shares of Common Stock held by GTCR as of the closing of the Exchange (including the Exchange Shares).

The summary of the Exchange Agreement contained in this Item 6 is qualified in its entirety by reference to the Exchange Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

Exhibit 6	Exchange Agreement, dated April 1, 2021, between Gogo Inc. and Silver (XII) Holdings, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on April 1, 2021 (File No. 001-35975)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2021

Silver (Equity) Holdings, LP

By:	GTCR Partners XII/A&C LP, its general partner
By:	GTCR Investment XII LLC, its general partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Principal

GTCR Partners XII/A&C LP

By:	GTCR Investment XII LLC, its general partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Principal

GTCR Investment XII LLC

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Principal

Schedule A

Investment XII is managed by an eight-member board of directors comprised of: Mark M. Anderson, Craig A. Bondy, Aaron D. Cohen, Sean L. Cunningham, David A. Donnini, Constantine S. Mihas, Collin E. Roche and Benjamin J. Daverman.

The executive officers of Investment XII are: Jeffrey S. Wright, Christian B. McGrath, Anna May L. Trala and Mark A. Springer, each of whom serves as an Appointed Officer.

The principal occupation of each of the individuals listed on this Schedule A is serving as a principal or managing director of GTCR LLC. The business address of each such individual is GTCR Investment XII, 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654.

The filing of this Statement shall not be construed as an admission that any of such individuals is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.